FIRST AMENDMENT
TO
BY-LAWS
OF
RX STAFFING, INC.

The By-laws of Rx Staffing, Inc., a Nevada corporation (the “Corporation”), adopted on December 10, 2004, is hereby amended as follows:

1.	Article II, Section 3 is hereby amended and restated in its entirety as follows:

“Section 3. NUMBER AND QUALIFICATION OF DIRECTORS. The authorized number of Directors shall be no less than three (3) and no more than nine (9) until changed by a duly adopted amendment to the Articles of Incorporation of by an amendment to this by-law adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. The number of Directors shall be set by resolution of the Directors from time to time.”

I hereby certify that the foregoing First Amendment to the By-laws of Rx Staffing, Inc. is a true and correct copy of the First Amendment to the By-laws of Rx Staffing, Inc. as adopted on the ______ day of July, 2007.

_____________________________ ___________________, Secretary